UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Amendment No. 3

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

AmeriVest Properties Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03071L101

(CUSIP Number of Class of Securities)

North Star Partners, L.P.

274 Riverside Avenue

Westport, CT 06880

Attention: Mr. Andrew R. Jones

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 03071L101 13D/A Page 2 of 10 Pages

1. NAME OF REPORTING PERSON: North Star Partners, L.P. S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3863788

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS WC (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒

6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES	7. SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- (See Item 5)

WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)

14. TYPE OF REPORTING PERSON PN

CUSIP NO. 03071L101 13D/A Page 3 of 10 Pages

1. NAME OF REPORTING PERSON: North Star Partners II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 61-1467034

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS WC (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- (See Item 5)

PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)

14. TYPE OF REPORTING PERSON PN

CUSIP No. 03071L101 13D/A Page 4 of 10 Pages

1. NAME OF REPORTING PERSON: Circle T Explorer Master Limited S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 02-0744122

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS WC (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES	7. SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER -0- (See Item 5)

WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)

14. TYPE OF REPORTING PERSON CO

CUSIP NO. 03071L101 13D/A Page 5 of 10 Pages

1. NAME OF REPORTING PERSON: NS Advisors, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 03-0439233

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS AF (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT

NUMBER OF SHARES	7. SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- (See Item 5)

PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)

14. TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP NO. 03071L101 13D/A Page 6 of 10 Pages

1. NAME OF REPORTING PERSON: Andrew R. Jones S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS AF (SEE ITEM 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	7. SOLE VOTING POWER -0- (See Item 5)

BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)

EACH REPORTING	9. SOLE DISPOSITIVE POWER -0- (See Item 5)

PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)

14. TYPE OF REPORTING PERSON IN

Schedule 13D/A

Introductory Note

This statement (this “Statement”) amends the Schedule 13D originally filed by North Star Partners, L.P. (“North Star”), North Star Partners II, L.P. (“North Star II”), NS Offshore, Ltd. (“Offshore”), Circle T Explorer Master Limited (“Explorer”), NS Advisors, LLC (“Advisors”) and Andrew R. Jones (“Jones”) on September 12, 2005 (the “Original 13D”) and amended by Amendment No. 1, filed on January 9, 2006 (“Amendment No. 1”) and Amendment No. 2, filed on February 14, 2006 (“Amendment No. 2”). As reported in Amendments No. 1 and 2, since the date of filing of the Original 13D, Offshore was wound up and dissolved and the shares of common stock, $.001 par value (the “Common Stock”) of AmeriVest Properties Inc., a Maryland corporation (the “Issuer”), previously beneficially owned by Offshore were transferred to North Star. North Star, North Star II, Explorer, Advisors and Jones are collectively referred to herein as the “North Star Group”. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, and Amendment No. 2 shall remain unchanged.

Item 2. Identity and Background

The response to Item 2 of Amendment No. 2 is hereby amended and supplemented by adding the following:

(d) and (e). During the last five years, no member of the North Star Group nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The response to Item 4 of Amendment No. 2 is hereby amended and supplemented by adding the following:

Except in the ordinary course of business or as set forth in the Original 13D, Amendment No. 1 or Amendment No. 2, no member of the North Star Group has any present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each member of the North Star Group reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above or in the Original 13D, Amendment No. 1 or Amendment No. 2.

Item 5. Interests in Securities of the Issuer.

The response to Item 5 of Amendment No. 2 is hereby amended and restated in its entirety to read as follows:

(a) – (c) As of December 21, 2006, no member of the North Star Group has a beneficial ownership interest in any shares of Common Stock.

Advisors is the sole general partner of North Star and North Star II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of any shares of Common Stock that North Star and North Star II may beneficially own. Advisors, as the sole general partner of North Star and North Star II, has the sole power to direct the voting and disposition of any shares of Common Stock that North Star and North Star II may beneficially own.

Advisors is the Portfolio Manager of Explorer and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of any shares of Common Stock that Explorer may beneficially own. Advisors, as the Portfolio Manager of Explorer, has the sole power to direct the voting and disposition of any shares of Common Stock that Explorer may beneficially own.

Mr. Jones is the sole manager of Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of any shares of Common Stock that Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of Advisors, has the sole power to direct the voting and disposition of any shares of Common Stock that Advisors may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this 13D for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would not be deemed to have a beneficial ownership interest in any shares of Common Stock.

The filing of this Schedule 13D and the inclusion of information herein with respect to Mr. Jones shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The North Star Group has made sales and purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Transaction	Number of Shares	Price Per Share
North Star	December 19, 2006	Sale	52,875	$0.38

North Star	December 20, 2006	Sale	85,584	$0.38

North Star	December 20, 2006	Sale	36,535	$0.39

North Star	December 21, 2006	Sale	624,162	$0.38

North Star II	October 31, 2006	Purchase	19,700	$4.99

North Star II	December 19, 2006	Sale	47,275	$0.38

North Star II	December 20, 2006	Sale	76,516	$0.38

North Star II	December 20, 2006	Sale	32,665	$0.39

North Star II	December 21, 2006	Sale	558,035	$0.38

Explorer	October 31, 2006	Purchase	5,000	$4.99
Explorer	December 19, 2006	Sale	29,850	$0.39

(d)          No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of any shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)           As of December 21, 2006, the North Star Group ceased to be the owner of any outstanding shares of Common Stock and thereby ceased to be the owner of greater than 5% of the total number of shares of Common Stock outstanding on that date.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 26, 2006	NORTH STAR PARTNERS, L.P.
By: NS Advisors, LLC
General Partner

By: /s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NORTH STAR PARTNERS II, L.P.

By: NS Advisors, LLC
General Partner

By: /s/ Andrew R. Jones
Andrew R. Jones, Managing Member

Circle T Explorer Master Limited

By: NS Advisors, LLC
Portfolio Manager

By: /s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NS ADVISORS, LLC

By: /s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individually